

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 28, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Invesco Exchange-Traded Fund Trust II, under the Exchange Act of 1934:

- Shares of beneficial interest, par value $0.01 per share, of Invesco S&P 500 QVM Multi-factor ETF

- Shares of beneficial interest, par value $0.01 per share, of Invesco S&P MidCap 400 QVM Multi-factor ETF

- Shares of beneficial interest, par value $0.01 per share, of Invesco S&P SmallCap 600 QVM Multi-factor ETF

Sincerely,